JONATHAN M. MCGEE *	5635 N. SCOTTSDALE ROAD, SUITE 170	TELEPHONE: (480) 729-6208
	SCOTTSDALE, ARIZONA 85250	FACSIMILE: (480) 729-6209
	WWW.MCGEELAWAZ.COM	JMM@MCGEELAWAZ.COM

March 25, 2015

ERIN PURNELL Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA E-MAIL

Re:	Kibush Capital Corporation; Form 10 Filed February 13, 2015 File No. 000-55256

Dear Erin:

After discussions with my client, we respectfully request an extension of time for Kibush Capital to respond to your Comment Letter dated March 12. We believe an additional two weeks should be sufficient to address the SEC’s comments and file an amended Form 10. I will follow up with you tomorrow to discuss further.

Please contact me if you have any further questions. Thank you for your anticipated courtesy and cooperation.

Kindest Regards, MCGEE LAW FIRM, LLC

By:
JONATHAN M. MCGEE, ESQ

*LICENSED TO PRACTICE LAW IN ARIZONA, CALIFORNIA AND NEVADA.